SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

GAME FACE GAMING, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

36465M103

(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36465M103	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Felix Elinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,333,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,333,333
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 36465M103	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Game Face Gaming, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 East Sunrise Highway, Suite 202, Valley Stream,  New York 11581.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Felix Elinson (the “Reporting Person”).

(b)           The Reporting Person’s business address is 20 East Sunrise Highway, Suite 202, Valley Stream, New York 11581.

(c)           The Reporting Person’s principal occupation is serving as President, Chief Executive Officer and a director of the Issuer which address is 20 East Sunrise Highway, Suite 202, Valley Stream, New York 11581.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 22, 2011, the Issuer entered into an asset purchase agreement with Lemberg Consulting, Inc., a New York corporation (the Seller”), pursuant to which the Issuer acquired certain assets of the Seller relating to operating multi-platform, multiplayer non-wagering, non-games of chance in consideration for the issuance of 22,666,667 shares of its common stock and the Seller transferred 11,333,334 of said shares to the Reporting Person, the Issuer’s  president and chief executive officer.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of May 30, 2011, the Reporting Person is deemed the beneficial owner of 11,333,333 shares of the Issuer’s common stock representing 22.4% of the Issuer’s outstanding common stock based on 50,600,000 shares of common stock outstanding as of May 30, 2011.

(b)           The Reporting Person has the sole power to vote or to direct the vote of 11,333,333 shares and to dispose of or to direct the disposition of 11,333,333 shares of common stock.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

CUSIP No. 36465M103	13D	Page 4 of 5

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,333,333 shares of common stock that are held by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable

CUSIP No. 36465M103	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

/s/ Felix Elinson Felix Elinson